EQ Advisors Trust

1290 Avenue of the Americas

New York, NY 10104

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	EQ Advisors Trust (CIK#: 0001027263)
Request for Withdrawal of Post-Effective Amendments on Form N-1A (File Nos. 333-17217; 811-07953)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), EQ Advisors Trust (the “Registrant”) respectfully requests the withdrawal of the following Post-Effective Amendments, together with all exhibits thereto (collectively, the “Amendments”), to the Registrant’s Registration Statement on Form N-1A:

Securities Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
148	11/20/2020	485APOS	0001193125-20-299324
150	2/1/2021	485BXT	0001193125-21-024072

Securities Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
149	1/19/2021	485APOS	0001193125-21-011224

The Amendments were filed for the purpose of registering shares of certain new series of the Registrant. The Registrant has since determined not to proceed at this time with this initiative and confirms that no securities have been sold in connection with the offering contemplated by the Amendments.

Pursuant to paragraph (b) of Rule 477 under the Securities Act, it is the Registrant’s understanding that this request for withdrawal of the Amendments will be deemed granted as of the date that it is filed with the Commission unless the Registrant is otherwise notified within 15 calendar days of the filing of this request.

If you have any questions regarding this letter, please contact Mark Amorosi from K&L Gates LLP at (202) 778-9351.

Sincerely,

/s/ William MacGregor

William MacGregor
Secretary

cc:	Maureen Kane, Esq.
Kiesha T. Astwood-Smith, Esq.
Victoria Zozulya, Esq.
Equitable Investment Management Group, LLC

Mark C. Amorosi, Esq.
Fatima Sulaiman, Esq.
K&L Gates LLP